UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33332

WABCO HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Giacomettistrasse 1, 3000 Bern 31, Switzerland

1220 Pacific Dr., Auburn Hills, Michigan 48326-1589

+41-315-813-300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1) holder

Explanatory Note: Effective May 29, 2020, Verona Merger Sub Corp., a Delaware corporation and indirect wholly owned subsidiary of ZF Friedrichshafen AG, a stock corporation organized and existing under the laws of the Federal Republic of Germany (“ZF”), was merged with and into WABCO Holdings Inc., a Delaware corporation (“WABCO”) (the “Merger”), with WABCO surviving the Merger as a wholly owned subsidiary of ZF and thereby being converted from a public corporation into a private corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WABCO HOLDINGS INC.

Date: June 8, 2020	By:	/s/ JON MORRISON
Name: Jon Morrison
Title: Chief Executive Officer